Filed by MDC Partners Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MDC Partners, Inc.

Commission File No.: 001-13718

Date: March 2, 2021

TRANSFORMING MARKETING

FORWARD LOOKING INFORMATION & OTHER INFORMATION

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements (collectively, "forward-looking statements") within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Exchange Act and the United States Private Securities Litigation Reform Act of 1995, as amended, and "forward-looking information" under applicable Canadian securities laws. Statements in this document that are not historical facts, including statements about MDC's or Stagwell's beliefs and expectations and recent business and economic trends, constitute forward-looking statements. Words such as "estimate," "project," "target," "predict," "believe," "expect," "anticipate," "potential," "create," "intend," "could," "should," "would," "may," "foresee," "plan," "will," "guidance," "look," "outlook," "future," "assume," "forecast," "focus," "continue," or the negative of such terms or other variations thereof and terms of similar substance used in connection with any discussion of current plans, estimates and projections are subject to change based on a number of factors, including those outlined in this section. Such forward-looking statements may include, but are not limited to, statements related to: future financial performance and the future prospects of the respective businesses and operations of MDC, Stagwell and the combined company; information concerning the proposed business combination with subsidiaries of Stagwell (the "Proposed Transactions"); the anticipated benefits of the Proposed Transactions; the likelihood of the Proposed Transactions being completed; the anticipated outcome of the Proposed Transactions; the tax impact of the Proposed Transactions on MDC and shareholders of MDC; the timing of the Special Meeting for the shareholder approvals required for the Proposed Transactions; regulatory and stock exchange approval of the Proposed Transactions; and the timing of the implementation of the Proposed Transactions. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including the risks identified in our filings with the SEC.

These forward-looking statements are subject to various risks and uncertainties, many of which are outside MDC's control. Important factors that could cause actual results and expectations to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled "Risk Factors" in the Proxy/Prospectus, and under the caption "Risk Factors" in MDC's Annual Report on Form 10-K for the year-ended December 31, 2019, under Item 1A in MDC's Quarterly Report on Form 10-Q for the three-months ended March 31, 2020, under Item 1A in MDC's Quarterly Report on Form 10-Q for the six-months ended June 30, 2020, and under Item 1A in MDC's Quarterly Report on Form 10-Q for the nine-months ended September 30, 2020. These and other risk factors include, but are not limited to, the following: an inability to realize expected benefits of the proposed redomiciliation of the Company from the federal jurisdiction of Canada to the State of Delaware (the "Redomiciliation") and the subsequent combination of the Company's business with the business of the subsidiaries of Stagwell Media LP ("Stagwell") that own and operate a portfolio of marketing services companies (the "Business Combination" and, together with the Redomiciliation, the "Proposed Transactions") or the occurrence of difficulties in connection with the Proposed Transaction; adverse tax consequences in connection with the Proposed Transactions for the Company, its operations and its shareholders, that may differ from the expectations of the Company, including that future changes in tax law, potential increases to corporate tax rates in the United States and disagreements with the tax authorities on the Company's determination of value and computations of its tax attributes may result in increased tax costs; the occurrence of material Canadian federal income tax (including material "emigration tax") as a result of the Proposed Transactions; the impact of uncertainty associated with the Proposed Transactions on MDC's and Stagwell's respective businesses; direct or indirect costs associated with the Proposed Transactions, which could be greater than expected; the risk that a condition to completion of the Proposed Transactions may not be satisfied and the Proposed Transactions may not be completed; and the risk of parties challenging the Proposed Transactions or the impact of the Proposed Transactions on MDC's debt arrangements.

You can obtain copies of MDC's filings under its profile on SEDAR at www.sedar.com, its profile on the SEC's website at www.sec.gov or its website at www.mdc-partners.com. MDC does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

No Offer or Solicitation

This presentation does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This presentation is not a substitute for any prospectus, proxy statement or any other document that MDC or a newly-formed company ("New MDC") has filed with the SEC in connection with the Proposed Transactions. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. The Proposed Transactions and distribution of this presentation may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

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FORWARD LOOKING INFORMATION & OTHER INFORMATION (CONT'D)

Additional Information and Where to Find It

In connection with the Proposed Transactions, MDC and New MDC has filed with the SEC a registration statement on Form S-4 (the "Form S-4") that includes a proxy statement of MDC (the "Proxy Statement" and, together with the Form S-4, the "Proxy Statement/Prospectus"). This presentation is not a substitute for the Proxy Statement/Prospectus or other document MDC has or may file with the SEC in connection with the Proposed Transactions. When available, MDC will mail the Proxy Statement/Prospectus to its shareholders in connection with the votes to approve certain matters in connection with the Proposed Transactions.

INVESTORS AND SECURITYHOLDERS OF MDC ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS, ONCE AVAILABLE, REGARDING THE PROPOSED TRANSACTIONS IN ITS/THEIR ENTIRETY WHEN THEY BECOME AVAILABLE (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. You may obtain, free of charge, copies of the Proxy Statement/Prospectus, when available, and other relevant documents filed by MDC or New MDC with the SEC, at the SEC's website at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC and from MDC's website at http://www.mdc-partners.com.

The URLs in this announcement are intended to be inactive textual references only. They are not intended to be active hyperlinks to websites. The information on such websites, even if it might be accessible through a hyperlink resulting from the URLs or referenced herein, is not and shall not be deemed to be incorporated into this announcement. No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any information on such websites.

Participants in the Solicitation

MDC, New MDC and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from MDC's shareholders with respect to the approvals required to complete the Proposed Transactions. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Proposed Transactions, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus filed with the SEC. Information regarding MDC's directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by MDC with the SEC on May 26, 2020 and in the Annual Report on Form 10-K filed by MDC with the SEC on March 5, 2020. Additional information regarding the interests of participants in the solicitation of proxies in respect of the Special Meeting will be included in the Proxy Statement/Prospectus filed with the SEC. These documents are available to the shareholders of MDC free of charge from the SEC's website at www.sec.gov and from MDC's website at www.mdc-partners.com.

You must not construe the contents of this document as legal, tax, regulatory, financial, accounting or other advice, and you are urged to consult with your own advisors with respect to legal, tax, regulatory, financial, accounting and other consequences of the Proposed Transactions, the suitability of the Proposed Transactions for you and other relevant matters concerning the Proposed Transactions.

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FORWARD LOOKING INFORMATION & OTHER INFORMATION (CONT'D)

Pro Forma Financial Information

The unaudited summary pro forma financial information contained in this presentation has been prepared for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved if the Proposed Transactions or other pro forma adjustments had been completed on the dates or for the periods presented, nor does the summary pro forma financial information purport to project the results of operations or financial position for Stagwell or resulting from the Proposed Transactions for any future period or as of any future date. The summary pro forma financial information is based upon currently available information and the estimates and assumptions of MDC's and Stagwell's respective managements as described herein. In addition, the summary pro forma financial information presented in this presentation does not comply with the requirements of the SEC. Full pro forma financial information in relating to the Proposed Transactions is contained in the Proxy Statement/Prospectus filed with the SEC. You should refer to that the pro forma information and notes related thereto contained in the Proxy Statement.

Use of Projections

This presentation contains projected financial information with respect to the combined company, including revenue, EBITDA, adjusted EBITDA and cash generation. Such projected financial information constitutes forward-looking statements and should not be relied upon as being necessarily indicative of future results and are for illustrative purposes only. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projected financial information in this presentation. Neither the independent auditors of MDC nor the independent auditors of Stagwell audited, reviewed, compiled or performed any procedures with respect to the projected financial information for the purpose of their inclusion in this presentation and, accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation.

Industry and Market Data

This presentation includes information and statistics regarding market participants in the sectors in which MDC and Stagwell compete and other industry data which was obtained from third-party sources, including reports by market research firms and company filings.

Trademarks

This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM© or ®, but MDC and Stagwell will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, of these trademarks, service marks, trade names and copyrights.

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FORWARD LOOKING INFORMATION & OTHER INFORMATION (CONT'D)

Non-GAAP Financial Measures

The presentation includes certain financial measures that the SEC defines as "non-GAAP financial measures." MDC's and Stagwell's respective managements believe that such non-GAAP financial measures, when read in conjunction with the results reported in accordance with generally accepted accounting principles ("GAAP"), can provide useful supplemental information for investors analyzing period-to-period comparisons of MDC's and Stagwell's results.

Such non-GAAP financial measures include the following:

Adjusted EBITDA (MDC): Adjusted EBITDA is a non-GAAP financial measure that represents net income (loss) attributable to MDC Partners Inc. common shareholders, plus or minus adjustments to operating income (loss) plus depreciation and amortization, stock-based compensation, deferred acquisition consideration adjustments, distributions from non-consolidated affiliates, and other items, net which includes items such as severance expense and other restructuring expenses, including costs for leases that will either be terminated or sublet in connection with the centralization of MDC's New York real estate portfolio.

Covenant EBITDA (MDC): Covenant EBITDA is a measure that includes pro forma adjustments for acquisitions, one-time charges, permitted dispositions and other items, as defined in MDC's Credit Agreement. MDC believes that the presentation of Covenant EBITDA is useful to investors as it eliminates the effect of certain non-cash and other items not necessarily indicative of a company's underlying operating performance. In addition, the presentation of Covenant EBITDA provides additional information to investors about the calculation of, and compliance with, certain financial covenants in MDC's Credit Agreement.

Adjusted EBITDA (Stagwell): Adjusted EBITDA is a non-GAAP financial measure that represents Stagwell's net income plus (minus) interest, taxes, depreciation and amortization, transaction costs and normalized purchase price accounting adjustments, DAC, the fair market value adjustments of financial instruments and real estate restructuring costs for certain brands, and other non-recurring items. Adjusted EBITDA (Stagwell) is based on Stagwell's financials and other adjustments based on reports by MDC third party accounting advisors.

Pro Forma Cash Generation is a non-GAAP measure defined as Adjusted EBITDA with run rate synergies less capital expenditures, change in net working capital, cash taxes, interest, and distributions to minority interests, but excluding contingent M&A payments.

We are unable to reconcile our and Stagwell's Revenue and pro forma Revenue to the corresponding GAAP measures because among other things we are unable to estimate the contemplated transaction's impact on the timing and magnitude of revenue recognition as well as fluctuations to foreign exchange rates and the potential occurrence or impact of any acquisitions, dispositions, or other potential changes. We are unable to reconcile projected EBITDA and pro forma Adjusted EBITDA to the corresponding GAAP measures because of the inability to estimate the timing and magnitude of revenue as described above as well as the amortization of intangible assets and income tax affects resulting from the transaction or otherwise without unreasonable effort, if at all. As a result, we are unable to provide reconciliations of these measures. In addition, we believe such reconciliations could imply a degree of precision that might be confusing or misleading to investors. For the same reasons, we are unable to address the probable significance of the unavailable information, which could have a potentially unpredictable, and potentially significant, impact on future GAAP financial results.

Included in the presentation are tables reconciling MDC's and Stagwell's reported results to these non-GAAP financial measures.

Actuals may not foot due to rounding.

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BETTER TOGETHER “The combination unites the award - winning talent of MDC with the advanced technology platform of Stagwell. Together, we become the transformative company that modern marketers need.” MARK PENN Chairman & CEO 6

BETTER TOGETHER

TODAY

MDC Partners | THE STAGWELL GROUP

ONE COMPANY

THAT TOGETHER HAS THE TALENT + TECHNOLOGY TO WIN IN THE MARKETPLACE

1. Combined company with targets of **5%+ annual organic growth**, driven by 10-15% digital marketing growth and complementary capabilities, and **9%+ total annual revenue growth** including new products and acquisitions
2. Integrated services driving **$30M in cost synergies**, with ~90% achieved in the first 24 months
3. Media and data operation **managing $4.4B in media,** bringing added scale and sophistication
4. New revenue streams from expanded digital and technology products **contributing up to $75M in growth** over time
5. Improved balanced sheet, **decreasing net leverage ratio from 4.4x to 3.5x** after giving full effect to run rate synergies
6. **Over $200M of pro forma cash generation in 2021,** providing ample liquidity for reducing balance sheet liabilities and investing in growth
7. **Leadership team bringing experience** in value creation in marketing services

7

BETTER TOGETHER ($ M ) 8 MDC 2020 Actual Stagwe ll 2020 PF Est. REVENUE: $890 NET REV: $655 ADJ. EBITDA: $138 COUNTRIES: 20 EMPLOYEES: 3,775 GAAP REV: $1,199 NET REV: $1,023 ADJ. EBITDA: $177 COUNTRIES: 14 EMPLOYEES: 4,900 2021 PF Projections MDC 2021 Est. GAAP REVENUE: $1,285 - 1,305 ADJ. EBITDA: $190 - 200 GAAP REVENUE: $2,110 - 2,150 ADJ. EBITDA 1 : $355 - 370 Note: All Stagwell financial information and outlook presented herein is unchanged from information provided to MDC in connection with the December 21, 2020 presentation, and should not be construed as updating or otherwise reaffirming such information or outlook. Stagwell financials are pro forma for certain in - period acquisitions and other adjustments based on reports from MDC third party accounting advisors. The Company has excluded a quantitative reconciliation with respect to the Company’s guidance under the “unreasonable efforts ” e xception in Item 10(e)(1)(i)(B) of Regulation S - K 1 Assumes ~$30 million of cost savings. Does not include costs to achieve. Synergies expected to be fully realized by year 3. S ee slide 16.

9 Equation for Success ($M) 2025 Combined Organic Revenue Growth $2,600 + New Digital Revenue Streams $75 + M&A Growth $325 = TARGET GOAL $3,000 $3 BILLION+ OF GAAP REVENUE IN 2025 THROUGH COMBINATION OF ORGANIC, NEW REVENUE STREAMS & ACQUISITIONS OPPORTUNITY TO GROW TO BETTER TOGETHER TOMORROW

10 THE MARKETPLACE The combination brings together the right mix of talent + technology Consulting firms lack essential creative talent JUST RIGHT FOR THE TIMES Legacy holding companies grew too big 10

11 COMBINATION OFFERS THE INTEGRATED SOLUTIONS NEEDED TO TRANSFORM MARKETING LEADERSHIP THAT BRINGS IT ALL TOGETHER INTO ONE SYNERGISTIC OFFERING Second - to - None Creativity & Communications Blue Chip Customer Base Precision Media & Data Capabilities Addressable on a Global Scale Rigorous Consumer Insights & Strategy Tracking Across Consumer Journey Results - Driven Technology & Digital Transformation New Products and Revenue Streams 1 2 3 4

RESULTS - DRIVEN TECHNOLOGY & DIGITAL TRANSFORMATION NEW PRODUCTS & REVENUE STREAMS Audience identification and activation I nfluencer management platform AI for public relations pros Mobile device usage and behavior Modern brand management Online reputation management Transformational media execution Traveler targeting across channels Content revenue maximization 12

13 STAGWELL MDC BOTH AS OF 6.30.20 Cities 42 49 67 Countries 14 20 23 Employees 4,900 3,775 8,675 BETTER TOGETHER: MDC & STAGWELL’S COMBINED PRESENCE SPANS 23 COUNTRIES AND 67 CITIES

SECOND - TO - NONE CREATIVITY & COMMUNICATIONS BLUE CHIP CUSTOMER BASE Communications / Media Retail Food & Beverage Consumer Products Technology Automotive Financial Services Healthcare 14

MDC & Stagwell’s complementary capabilities have previously resulted in pitch invitations for $15+ million assignments; just a handful of potential collaborative wins could generate $90 - $150 million annual top - line benefit over time 15 Multi - year, multi - brand creative work serviced by joint team; won from a decades - long legacy incumbent $100M national campaign media buy led by joint team Public awareness campaign for NGO executed by cross - agency team WHAT WE CAN BUILD TOGETHER: ORGANIC GROWTH ACCELERATION

Corporate 9% T&E 5% Shared Services 16% Media 32% Production 10% Research 12% Real Estate 9% Other 1 7% Annualized Cost Synergies ~55% Expected To Be Realized by Year 1 ~9 0 % Expected To Be Realized by Year 2 100% Expected To Be Realized by Year 3 $30 MILLION ~ WHAT WE CAN BUILD TOGETHER: COST SYNERGIES OF $30 MILLION Note: E stimates do not include cost to achieve. 1 Includes consolidation of IT staff, decrease in third party spend on employee benefits and consolidation of translation ser vic es 16

LEADERSHIP TEAM WITH EXPERIENCE IN VALUE CREATION AND MARKETING SERVICES MARK PENN HAS OVER 45 YEARS OF SUCCESSFUL OPERATING EXPERIENCE AND INDUSTRY EXPERTISE 17 Founder & Pollster Founded Penn and Schoen in 1975 with his Harvard roommate Doug Schoen Grower Under Penn’s leadership, firm expanded to 200+ people with offices around the world Served key corporate (Texaco, AT&T, Microsoft, Ford, Merck, etc.) & political (President Clinton’s pollster for six years, advisor to Hillary Clinton & Tony Blair) clients Seller Penn & his partners sold PSB to WPP in November 2001 after growing it from a mom - and - pop political polling firm to $80mm+ in rev enue Global CEO Served as CEO of Burson - Marsteller from 2006 – 2012, running a global PR and public affairs firm with an 80+ market footprint and tripling profits Client & Creator Asked by Steve Ballmer to join Microsoft & revitalize Bing in 2012; rose to EVP & Chief Strategy Officer running Microsoft’s $2 billion advertising budget Portfolio Builder & Public Company CEO Launched Stagwell group in 2015; invested in MDC in 2019 & assumed role of Chairman & CEO MARK PENN Chairman & CEO EXECUTIVE LEADERSHIP EXECUTIVE LEADERSHIP David Ross Legal & Strategy Jay Leveton Business & Strategy Frank Lanuto Finance Beth Sidhu Operations Jason Reid Investment Ryan Linder New Business Julia Hammond Global Clients Anas Ghazi Growth Markets Alex Delanghe Communications Alexis Williams Brand Ryan Greene Finance

FINANCIAL DETAIL 18

EXPANDING COVENANT EBITDA (LTM) MDC: GROWING PROFITABILITY & DECLINING LEVERAGE RATIO 1 Indicates fair value of M&A obligations 2 Represents aggregate of contingent payments and fixed payments balances 3 Total leverage calculation, as defined under the credit agreement, includes issued but undrawn letters of credit of $18.7M ) ($ in millions) 19 Defered Acquisition Cost Balance² Redeemable NCI Non - Redeemable NCI DECLINING M&A OBLIGATIONS¹ DELIVERING LOWER LEVERAGE 3 Covenant EBITDA Total Leverage $496 $355 $243 $201 $152 $151

20 STAGWELL: A PROVEN PLATFORM FOR GROWTH & ACQUISITIONS $294 $426 $629 2017A 2018A 2019A 2020 PF Est. $ in millions GAAP REVENUE 2015 & 2016 $890 20 Note: Stagwell financials are pro forma for certain in - period acquisitions and other adjustments based on reports from MDC third party accounting advisors. All Stagwell financial information and outlook presented herein is unchanged from information provided to MDC in connection w ith the December 21, 2020 presentation, and should not be construed as updating or otherwise reaffirming such information or outlook.

WHAT WE CAN BUILD TOGETHER: AN ENHANCED CREDIT PROFILE TRANSACTION REDUCES LEVERAGE BY ~1X SYNERGY IMPACT $ in millions, (unaudited) LTM as of: 12/31/20 9/30/20 Revenue $1,199 1 $797 $1,996 Adj. EBITDA (Incl. Synergies) $190 2 $117 $307 ($337) Net Debt $840 4 $256 5 $1,188 6 Note: Assumes ~$30 million of cost savings. Does not include costs to achieve. Synergies expected to be fully realized by yea r 3 . See slide 16 . 1 Unless otherwise noted, MDC figures for revenue as reported and does not adjust for divestitures. 2 MDC Covenant EBITDA. 3 Net leverage calculation as reported for 12/31/20. Includes issued but undrawn letters of credit of $18.7M. 4 Includes $870M of Senior Notes less qualified cash plus Letters of Credit, as reported 12/31/20. Excludes Deferred Acquisitio n Costs and Minority Investments. 5 Includes $217M of RCF, $90M of TLA, less $51M of Cash. Excludes Deferred Acquisition Costs and Minority Investments. 6 Includes ~$67M of illustrative transaction fees & expenses and $25M of Subordinated Notes. 21 4.4x 3 3.5x 3.9x

IMPROVING CREDIT OUTLOOK “We believe [Stagwell’s] specialty in digital services and polling research will complement MDC’s portfolio of creative advertising agencies. Moreover, we expect the combined company will benefit from Stagwell’s history of positive revenue growth, good EBITDA margins and favorable cash generation. Moody’s Credit Ratings December 22, 2020 22 “MDC’s corporate family rating was upgraded to B2 from B3 following the company’s announced merger… The combined company’s leverage, enhanced scale and increased exposure in digital services were the drivers of the rating action.” S&P Global Ratings December 22, 2020

23 MAKING PROGRESS ADDED VALUE TO DEBT AND EQUITY MDC 2024 Senior Notes MDC Class A Shares Update Graph Stagwell Investment In MDC Partners Stagwell Investment In MDC Partners

APPENDIX 24

APPENDIX

PRO FORMA CREDIT PROFILE
LESS LEVERAGE, BROADER SCALE AND FINANCIAL FLEXIBILITY

PRO FORMA CAPITAL STRUCTURE

($ in millions)	MDC Standalone 12/31/2020	Adj.[1]	Pro Forma MDC + Stagwell
Liquidity			
Cash	$61	($15)	$46
Revolver Availability (MDC)	193	(193)	-
Revolver Availability (Stagwell)		107	107
Total Liquidity	**$254**	**($101)**	**$153**
MDC Revolving Credit Facility	-	-	-
Stagwell Revolving Credit Facility		218	218
Stagwell Term Loan A		90	90
Senior Unsecured Notes	870		870
Goldman Sachs Subordinated Note		25	25
Total Debt	**$870**	**$333**	**$1,203**
Cash & Equivalents[2]	(61)	15	(46)
Net Debt	**$809**	**$348**	**$1,157**
Goldman Sachs Preferred[4]	$129	[3] ($30)	$99
Stagwell Preferred	58		58
Total Preferred	**$187**	**($30)**	**$157**
Net Debt + Preferred	**$996**	**$318**	**$1,314**
Memo:			
LTM Adj EBITDA[5]	$190	$117	$307
LTM Adj EBITDA (Incl Synergies)[6]	190	147	337
Net Debt/ LTM Adj EBITDA	**4.3**		**3.8**
Net Debt/ LTM Adj EBITDA (Incl Synergies)			**3.4**

PRO FORMA MATURITY SCHEDULE[8]



Senior Unsecured Notes
Stagwell RCF - Drawn
MDC RCF - Drawn
Goldman Sachs Subordinated Note
Stagwell Term Loan A
Stagwell RCF- Available
MDC RCF - Available
$107
$25
$218
$870
$212
$90
2021
2022
2023
2024
2025

[1] Adjustments based on Stagwell projected balance sheet as of 3/31/21. All Stagwell financial information and outlook presented herein is unchanged from information provided to MDC in connection with the December 21, 2020 presentation, and should not be construed as updating or otherwise reaffirming such information or outlook.
[2] Assumes ~$67M of fees & expenses paid in cash
[3] Stagwell net debt includes $218M of RCF, $90M of TLA, less $51M of Cash. Excludes Deferred Acquisition Costs and Minority Investments
[4] The Goldman Sachs Preferred are being amended in connection with the Transaction but will not be redeemed until 2021.
[5] MDC Covenant EBITDA and Stagwell Adjusted EBITDA
[6] Assumes ~$30 million of run-rate cost savings identified by Stagwell and MDC management across media, shared services, research, T&E, production, real estate, corporate and other. Does not include costs to achieve
[7] Net leverage calculation excludes issued but undrawn letters of credit of $18.6M and includes all $61M of cash on balance sheet as of 12/31/20.
[8] Chart excludes undrawn letters of credit

25

APPENDIX OTHER OBLIGATIONS 26 $Millions (unaudited) MDC 12/31/20 Stagwell 9/30/20 Pro Forma Net Debt $809 $256 $1,157 Deferred Acquisition Consideration 83 13 96 Redeemable NCI 27 – 27 Non - Redeemable NCI 41 38 79 Series 4 Preferred 1 129 – 99 Series 6 Preferred 58 – 58 Investments 2 – (19) (19) Total Other Obligations 3 $338 $32 $340 Total Net Obligations $1,178 $289 $1,436 1 The Goldman Sachs Preferred are being amended in connection with the Transaction but will not be redeemed until 2021. 2 FMV estimate calculated by Stagwell Management 3 Includes Series 4 and 6 Preferred, Deferred Acquisition Costs, RNCI, NCI, and investments. Stagwell DAC excludes Sloane and C o. related contingent liability

APPENDIX MDC NON - GAAP RECONCILIATION 27 1 Covenant EBITDA is a measure that includes pro forma adjustments for acquisitions, one - time charges, permitted dispositions an d other adjustments, as defined in the Company’s Credit Agreement. Covenant EBITDA is calculated as the aggregate of operatin g results for the rolling last twelve months (LTM). Each quarter is presented to provide the information utilized to calculate Cov enant EBITDA. Historical Covenant EBITDA may be re - casted in the current period for any pro forma adjustments related to acquisi tions and/or dispositions in the current period 2 Other items, net includes items such as severance expense and other restructuring expenses, including costs for leases that wi ll either be terminated or sublet in connection with the centralization of MDC’s New York real estate portfolio 3 Represents Kingsdale and Sloane EBITDA for the respective period 4 Other adjustments, net primarily includes one - time professional fees and costs associated with real estate consolidation

APPENDIX STAGWELL NON - GAAP RECONCILIATION 28 Source: Stagwell's financials and gives effect to certain sell - side adjustments and other adjustments based on reports by MDC th ird party accounting advisors 1 PF Revenue and quarterly results include unaudited results, 2 Pre acquisition results include Multi - View, The Search Agency, Reputation Defender, Volanti Media Holdings, Targeted Victory, Rhythm, MMI Agency, Stagwell Tech, Sloane & Company, Kettle Solutions and TrueLogic LTM Q3 2020 PF Revenue (LTM)¹ $ in millions Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q3-2020 - LTM Reported Revenue 180.9$ 179.8$ 157.5$ 223.7$ 742.0$ Adjustments to reconcile to Pro Forma Revenue: Pre acquisition results² 21.2 13.5 11.1 9.0 54.9 Pro Forma Revenue 202.2$ 193.3$ 168.7$ 232.7$ 796.9$

APPENDIX

STAGWELL NON-GAAP RECONCILIATION (CONT'D)

$ in millions	LTM Q3 2020 Q4 2019	Q1 2020	Q2 2020	Q3 2020	Adj EBITDA (LTM) Q3-2020 - LTM
Net Income[1]	$ 9.7	$ 11.7	$ 4.4	$ 21.2	$ 47.1
Interest	1.8	0.9	2.0	2.3	6.9
Taxes	5.6	0.5	0.1	5.6	11.8
Depreciation & Amortization	7.5	11.1	9.7	7.6	36.0
Reported EBITDA	$ 24.6	$ 24.2	$ 16.3	$ 36.7	$ 101.8
Adjustments to reconcile to Adjusted EBITDA:					
Sell-side adjustments[2]	0.7	0.1	(0.0)	0.2	0.9
Pre-acquisition reported EBITDA[3]	4.9	0.3	1.4	0.7	7.4
Adjs. to pre-acquisition reported EBITDA[4]	(0.1)	(0.1)	(0.1)	(0.1)	(0.3)
Transaction and investment related expenses	7.0	0.0	1.2	1.0	9.3
Management and related costs	(0.9)	(0.9)	(0.9)	(0.9)	(3.5)
Nonrecurring items[5]	0.4	0.7	0.9	0.1	2.1
Other non-cash addbacks[6]	0.7	(3.0)	1.6	0.6	(0.1)
Other adjustments, net[7]	0.1	(1.2)	0.1	0.3	(0.7)
Adjusted EBITDA	**$ 37.4**	**$ 20.1**	**$ 20.6**	**$ 38.8**	**$ 116.8**

Source: Based on Stagwell's financials and gives effect to other adjustments based on reports by MDC third party accounting advisors
1 Net income, as shown by MDC third party accounting advisors, adjusted for PCAOB adjustments
2 Sell-side adjustments, as prepared by third party advisors and adjusted by MDC accounting advisors, for items including rent expense and other pro forma restructuring
3 Results include Multi-View, The Search Agency, Reputation Defender, Volanti Media Holdings, Targeted Victory, Rhythm, MMI Agency, Stagwell Tech, Sloane & Company, Kettle Solutions and TrueLogic
4 Adjustment to pre-acquisition reported EBITDA for the entities acquired in 2020, per MDC third party accounting advisors; includes unreconciled variances to sell-side report
5 Includes one-time Multi-View sublease credit
6 Other non-cash addbacks primarily consist of unrealized gains and losses, FX gains and losses and fair value revaluations for derivatives
7 Other adjustments consist of normalization adjustments such as out-of-period activity, run-rate adjustments, subleases and employee medical insurance credit reversal, identified by both sell-side and MDC third party accounting advisors

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